BioMed Realty, L.P.
17190 Bernardo Center Drive
San Diego, California 92128
October 28, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Jennifer Gowetski, Esq.

Re:	BioMed Realty, L.P. Registration Statement on Form 10 (File No. 000-54089)
Ladies and Gentlemen:
BioMed Realty, L.P. (the “Registrant”) respectfully requests acceleration of its Registration Statement on Form 10 (Registration No. 000-54089), so that such Registration Statement will be declared effective at 4:00 p.m. Eastern Time on November 2, 2010 or as soon as practicable thereafter.
The Registrant confirms that it is aware of its responsibilities under the Securities Exchange Act of 1934, as amended. The Registrant acknowledges that should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Latham & Watkins LLP, confirming this request. If you have any questions regarding the foregoing, please call Craig M. Garner at (858) 523-5407 or Robert G. Steenblik at (858) 523-3929. Thank you in advance for your assistance.

Very truly yours, BIOMED REALTY, L.P. By: BioMed Realty Trust, Inc., its general partner
By:	/s/ Kent Griffin
	Name:	Kent Griffin
	Title:	President and Chief Operating Officer

cc:	Craig M. Garner, Esq. Divakar Gupta, Esq.